November 17, 2008
Kathryn McHale
Staff Attorney
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Midwest Banc Holdings, Inc. (“Midwest”)
Preliminary Proxy Statement on Schedule 14A
Filed November 12, 2008
File No. 001—13735
Dear Ms. McHale:
     Set forth below are the responses of Midwest to the comments made in your letter dated November 14, 2008.
Preliminary Proxy Statement on Schedule 14A
1.	We note you have incorporated by reference financial information in your proxy statement. Please provide the pro forma information required by Item 13 of Schedule 14A. You may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.

The requested pro forma information has been included in the proxy statement (see pages 19-23).

2.	If there is a possibility that you win not receive the total $85.5 million you intend to seek under the Program, please disclose the range of estimated proceeds from your proposed sale of securities to the Treasury Department using 1% and 3% of your company’s risk-weighted assets as of the most recent practicable date.

Midwest has been advised that it will receive $85.5 million under the Program. The pro forma information set forth on pages 19-23 reflects the 1% and 3% ranges.

3.	Please discuss how your participation in the Capital Purchase Program may:
a.	impact the holders of any outstanding senior classes of your securities;

Midwest does not have any outstanding senior classes of securities. Midwest has previously issued its Series A Preferred Stock which will be pari pasu with the Series T Preferred Stock to be issued under the Program except that the Series

T Preferred Stock will have cumulative dividends. The impact of the issuance of the Series T Preferred Stock on the Series A Preferred Stock is set forth on pages 10-14 of the proxy statement.

b.	impact the rights of your existing common shareholders; and

A discussion of the impact on the rights of existing common shareholders and the dilution to the interests of the common shareholders has been added to the proxy statement (see page 17-18).

c.	dilute the interests of your existing common shareholders.

A discussion of the impact on the rights of existing common shareholders and the dilution to the interests of the common shareholders has been added to the proxy statement (see pages 17-18).
4.	Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

The Treasury has accepted Midwest’s application. Midwest, however, has indicated that if the Series T Proposal is not approved it will not get the funds (see pages 18-19 of the proxy statement).

5.	Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.

A discussion of the impact on Midwest’s liquidity, capital resources or results of operations if the Series T Preferred Stock is not sold is set forth at pages 18-19 of the proxy statement.

6.	Disclose whether you will modify any plans or contracts to comply with limits on executive compensation established by Section 111 of the Emergency Economic Stabilization Act of 2008. We note your disclosure on page 18 regarding Treasury’s executive compensation standards.

The required disclosure has been added at page 15 of the proxy statement.
* * * * *
     Marked copies of the amendment are included in order to expedite your review.
     Midwest is aware that it is responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and believes that is has provided all information investors require for an informed investment decision. Midwest is also aware that it and its management are in possession of all facts relating to its disclosure and that they are responsible for the accuracy and adequacy of the disclosures they have made.

     Midwest acknowledges that:
•	Midwest is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Midwest may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Midwest is also aware that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Sincerely,
/s/James J. Giancola
James J. Giancola
President and Chief Executive Officer Midwest Banc Holdings, Inc.

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